Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

June 3, 2020

Via EDGAR

Sonia Bednarowski

Dietrich King

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Brent Oil Fund, LP

Registration Statement on Form S-3

Filed May 15, 2020

File No. 333-238282

Dear Ms. Bednarowski and Mr. King:

On behalf of United States Brent Oil Fund, LP (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated May 29, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). Each of the Staff’s comments is set forth below in italics followed by the Fund’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on May 15, 2020.

Registration Statement on Form S-3

Risk Factors Involved with an Investment in BNO, page 4

1.	Please add a new risk factor that addresses the market, dilution and other risks associated with your ability to sell up to 335,350,000 shares pursuant to the current registration statement.

Response: There is no need to add an additional risk factor since the current risk factors address the relevant risks to investors. These risk factors include, among others, “Accountability levels, position limits, and daily price fluctuation limits set by the exchanges have the potential to cause tracking error, by limiting BNO’s investments, including its ability to fully invest in the Benchmark Futures Contract, which could cause the price of shares to substantially vary from the price of the Benchmark Futures Contract,” and “BNO and USCF may have conflicts of interest, which may permit them to favor their own interests to the detriment of shareholders.”

Moreover, we have reduced the number of shares to be registered under the current registration statement to 182,600,000 (which is the sum of new shares being registered (150,000,000) and 32,600,000 carry over shares). The number of shares to be registered, the current and the historical number of outstanding shares of the Fund, the size of the Brent oil futures contracts market, and the reasonably-expected redemptions of the Fund shares, taken together, support the position that there is no need to add an additional risk factor. From inception of trading of shares of the Fund on June 2, 2010 to March 1, 2020, the Fund averaged approximately 4.5 million shares outstanding.  (This average goes up to approximately 8 million shares from inception to May 29, 2020.)  Also, prior to March 1, 2020, the Fund had only issued approximately 26.1 million shares.  While over 41.7 million shares were issued between March 2020 and May 2020 (62% of all shares registered over ten years), that was likely driven by the unavailability of new shares in the United States Oil Fund, LP, the volatility in the crude oil markets and the meteoric drop of the CME CL front month futures contract. We are of the view that the foregoing circumstances are unlikely to repeat themselves and the risks to investors associated with those events are already sufficiently addressed in the prospectus.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

June 3, 2020 Page 2

Based on the foregoing, including the Fund’s historical issuances and redemptions of shares to date and the size of the Brent oil futures contracts market, the Fund reasonably anticipates that, if all of the shares registered were sold, the Fund would be able to pursue its investment objective by investing in the Benchmark Futures Contract and remain well within the current accountability level and position limits imposed by the relevant exchanges and the limits imposed by regulation. In addition, we also note that the Fund’s futures commission merchants (“FCMs”) have not imposed limits on the Fund’s ability to invest in the Benchmark Futures Contract or other oil futures contracts.

2.	Please add a new risk factor that addresses the risks to investors with using the fund as a proxy for investing in oil. Specifically address the risks to non-professional investors who are not experienced in investing oil futures and may not have ready access to the types of information that professional investors may have. In this regard, we note your disclosure on page 4 that an investment in BNO is not a proxy for investing in the oil markets.

Response: We have revised the existing risk factor, “An investment in BNO is not a proxy for investing in the crude oil markets, and the daily percentage changes in the price of the Benchmark Futures Contract, or the NAV of BNO, may not correlate with daily percentage changes in the spot price of Brent crude oil” and made other revisions in the prospectus to address this comment.

3.	Please add a new risk factor that addresses any constraints placed on you by your FCM and how those constraints may impact your ability to invest in the Benchmark Futures Contract or any other oil futures contracts. Alternatively, please tell us why such a risk factor is not necessary. In addition, please file your agreement with your FCM as an exhibit to your registration statement.

Response: Neither of the Fund’s FCMs have imposed any risk mitigation measures that limit the ability of the Fund to acquire additional oil futures contracts. The only such risk mitigation measures have been imposed on United States Oil Fund, LP.

We have also filed as exhibits to the Registration Statement, by incorporation by reference to the relevant previously filed Current Report on Form 8-K, the forms of the Fund’s agreements with its two FCMs.

June 3, 2020 Page 3

Other Risks

BNO and USCF may have conflicts of interest, page 14

4.	We note that you are holding and may continue to invest in the same type of oil futures contracts that other USCF funds may hold and purchase pursuant to their investment strategy. For example, it appears there is potential overlap between the investments currently held by you and the United States Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether your current investment strategy creates additional actual or potential conflicts of interest with USCF’s other oil funds, describing the conflicts and the material risks they represent to investors.

Response: The sort of conflicts described above have not, and do not currently, exist. The Fund does not hold the same type of oil futures contract invested in by other related public funds operated by the general partner of the Fund, including the United States Oil Fund, LP. The limits imposed by the CME do not apply to the investments held by the Fund.

We recognize there is a possibility that a related public fund could invest in the same oil futures contracts as the Fund. While this specific conflict of interest risk currently does not exist, we have revised the conflict of interest risk factor to address potential conflicts of the sort described in your comment and have included a cross reference to the section of the prospectus that already addresses in greater detail conflicts of interest, including this risk. See “Conflicts of Interest” at page 34.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.com.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner

Attachments